July 31, 1996

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND XI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1996 and 1995, total revenues increased 11.1% from $410,016 to $455,600 and total expenses decreased 2.4% from $281,108 to $274,254. As a result, net income increased 40.7% to $181,346 for the three month period ended June 30, 1996, from $128,908 for the same period in 1995. Occupancy levels for the Partnership's four mini-storage facilities averaged 88.8% for the three month period ended June 30, 1996 as compared to 86.9% for the same period in 1995. Rental revenue increased as a result of higher occupancy and unit rental rates. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $6,900 (2.8%) as a result of relatively insignificant fluctuations in various expense accounts. General and administrative expenses remained constant.

For the six month periods ended June 30, 1996, and 1995, total revenues increased 7.1% from $836,155 to $895,602 and total expenses increased 0.9% from $549,251 to $554,010. As a result, net income increased 19.6% to $341,592 for the six month period ended June 30, 1996, from $286,904 for the same period in 1995. Rental revenue increased for the same reasons as discussed above. Operating expenses increased approximately $1,300 (0.3%) and general and administrative expenses increased approximately $3,500 (4.7%) as a result of relatively insignificant fluctuations in various accounts.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund XI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND XI
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President